

Mail Stop 4561

August 2, 2017

Maria Manzey
President and Chief Executive Officer
Litorium Group Corp.
5 Fuxin Complex North, #402
Manzhouli, Inner Mongolia, China 021400

> **Re: Litorium Group Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 21, 2017**
> **File No. 333-217057**

Dear Ms. Manzey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2017 letter.

Unaudited Financial Statements, page F-9

1.   We note your response to prior comment 2; however, it does not appear that you have included the accountant's review report. As previously requested, if you continue to state, as you do on page 26, that the financial statements have been reviewed by your independent registered public accounting firm, please revise to include the accountant's review report on the interim financial statement pursuant to Rule 10-01(d) of Regulation S-X.

Note 4. Capital Stock, page F-14

2.   You revised your disclosure to indicate that the issuance of 5,000,000 shares of common
        stock occurred on December 28, 2016. Throughout your filing, however, you disclose
        that the date of issuance was January 25, 2017. Please revise.

        You may contact Joyce Sweeney, Accountant, at (202) 551-3449 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the
financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or Gabriel Eckstein, Attorney-Adviser, at (202) 551-3286 with any other
questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant
Director, at (202) 551-3735.

                                                        Sincerely,

                                                        /s/ Jan Woo

                                                        Jan Woo
                                                        Legal Branch Chief
                                                        Office of Information
                                                        Technologies and Services